Mail Stop 4561

July 24, 2008

Kevin G. Gregory
Senior Vice President and
Chief Financial Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, Kentucky 41048

      Re: **Pomeroy IT Solutions, Inc.**
               Form 10-K for the Fiscal Year Ended January 5, 2008
               Filed March 26, 2008
               File No. 000-20022

Dear Mr. Gregory:

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 5, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F.10

1.   We note your revisions to in previously reported revenues and cost of revenues. Please clarify for us why you indicate that your revised accounting is "more appropriate." In this regard, tell us whether you believe your former accounting was also appropriate or if you believe these revisions to be corrections of errors. In addition, tell us how you concluded that restatements of your financial statements were not required. Refer to SEC Staff Accounting Bulletin No. 99.

5. Goodwill and Other Intangible Assets, page F.14

2.   Please tell us more about your goodwill impairment testing as of January 5, 2006 and 2007. In this regard, we note that your book value exceeded your market capitalization by roughly $100 million at both of these annual test dates. Considering that you have only one reporting unit, this information appears to contrast significantly with the results of your testing. Please explain to us, in detail, how your tests were performed in compliance with SFAS 142 and how these drastic differences between market capitalization and book value were considered.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief